# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Childrens Place, Inc., CIK 0001041859
CUSIP: 168905107
Title of class of securities: Common Shares, par value $0.10 per share
Address of issuer's principal executive offices: 500 Plaza Drive, Secaucus, New Jersey (NJ), 07094
Date of event which requires filing of this statement: 11/10/2026
Amends the filing with accession number 0001104659-24-025002
Filed by CIK 0001834600
Persons authorized to receive notices and communications: Turki Saleh A. AlRajhi, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh, Saudi Arabia (T0), 13521, 966 11 222 2210; Muhammad Asif Seemab, 8201 Alexander Ct, Breinigsville, Pennsylvania (PA), 18031, 516 644 0689

## Reporting persons
- Mithaq Capital SPC (CIK 0001834600): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,093,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.1% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) and Muhammad Asif Seemab are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball and shared dispositive power of 500,000 Common Shares owned by Mr. Seemab. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball and Mr. Seemab represent approximately 61.1% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. Mr. Seemab, a Reporting Person, directly owns 103,583 Common Shares, which are not included in the above totals, and an additional 500,000 Common Shares, which are included in Shared Dispositive Power but excluded from Shared Voting Power.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on September 14, 2026 as being issued and outstanding as of the close of business on September 8, 2026.
- Mithaq Global (CIK 0002012114): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,093,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.1% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) and Muhammad Asif Seemab are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball and shared dispositive power of 500,000 Common Shares owned by Mr. Seemab. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball and Mr. Seemab represent approximately 61.1% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. Mr. Seemab, a Reporting Person, directly owns 103,583 Common Shares, which are not included in the above totals, and an additional 500,000 Common Shares, which are included in Shared Dispositive Power but excluded from Shared Voting Power.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on September 14, 2026 as being issued and outstanding as of the close of business on September 8, 2026.
- Mithaq Capital (CIK 0001813994): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,093,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.1% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) and Muhammad Asif Seemab are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball and shared dispositive power of 500,000 Common Shares owned by Mr. Seemab. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball and Mr. Seemab represent approximately 61.1% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. Mr. Seemab, a Reporting Person, directly owns 103,583 Common Shares, which are not included in the above totals, and an additional 500,000 Common Shares, which are included in Shared Dispositive Power but excluded from Shared Voting Power.
  
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on September 14, 2026 as being issued and outstanding as of the close of business on September 8, 2026.
- Turki Saleh A. Alrajhi (CIK 0001828133): type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,093,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.1% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) and Muhammad Asif Seemab are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball and shared dispositive power of 500,000 Common Shares owned by Mr. Seemab. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball and Mr. Seemab represent approximately 61.1% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. Mr. Seemab, a Reporting Person, directly owns 103,583 Common Shares, which are not included in the above totals, and an additional 500,000 Common Shares, which are included in Shared Dispositive Power but excluded from Shared Voting Power.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on September 14, 2026 as being issued and outstanding as of the close of business on September 8, 2026.
- Muhammad Asif Seemab (CIK 0001828859): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 603,583; shared voting power 13,093,236; sole dispositive power 103,583; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,696,819 (61.6% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) and Muhammad Asif Seemab are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball and excluding beneficial ownership of 103,583 Common Shares held directly by Mr. Seemab. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.6% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. Of the Common Shares owned directly by Mr. Seemab, 103,583 were received as a distribution from Mithaq Capital SPC ("Mithaq") and 500,000 transferred to him pursuant to a restricted stock award from Mithaq. Mr. Seemab possesses sole voting power and sole dispositive power over 103,583 shares, which represent approximately 0.5% of the outstanding Common Shares. Of the additional 500,000 Common Shares owned by Mr. Seemab, the Reporting Persons (including Mr. Seemab) share dispositive power and Mr. Seemab possesses sole voting power. The 603,583 Common Shares owned by Mr. Seemab represent approximately 2.7% of the outstanding Common Shares.
  2. All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on September 14, 2026 as being issued and outstanding as of the close of business on September 8, 2026.
- SNOWBALL COMPOUNDING LTD. (CIK 0002012119): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,722; sole dispositive power 0; shared dispositive power 1,722; aggregate amount beneficially owned 1,722 (0% of the class)
  Comment: All percentage calculations set forth herein are based upon the 22,237,067 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on September 14, 2026 as being issued and outstanding as of the close of business on September 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.10 per share
Name of issuer: Childrens Place, Inc.
Address of issuer's principal executive offices: 500 Plaza Drive, Secaucus, New Jersey (NJ), 07094

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The disclosure set forth in Item 4 of this Amendment No. 11 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Introductory Note

This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 16, 2024, as amended and supplemented by Amendments No. 1 through No. 10 to Schedule 13D filed by the Reporting Persons with the SEC on various dates between March 4, 2024 and August 14, 2026 (collectively the "Initial 13D", and the Initial 13D as amended and supplemented by this Amendment No. 11, the "Schedule 13D") relating to the common shares, par value $0.10 per share (the "Common Shares") of The Children's Place, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment No. 11 but not otherwise defined have the respective meanings ascribed to them in the Initial 13D.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On November 9, 2026, the Issuer filed a Report on Form 8-K stating that it and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. The Debtors stated that they intend to pursue a competitive marketing and sales process for substantially all of their assets, including operational assets and intellectual property. In addition to being the Issuer's largest shareholder, one or more of the Reporting Persons, as disclosed in the Initial 13D, also are unsecured creditors of the Issuer. One or more of the Reporting Persons or their affiliates may participate in the sales process and seek to acquire certain assets of the Debtors. The Reporting Persons have no plans to acquire or dispose of any Common Shares.

Although the Reporting Persons have rights to appoint certain members to the Issuer's Board of Directors and Messrs. AlRajhi and Seemab, control persons of the Reporting Persons, remain members of the Issuer's Board of Directors, the Board now operates under the authority of the Bankruptcy Court, which must approve any asset sales, additional financing and rejection of any contracts and leases. Mr. AlRajhi has resigned his position of Executive Chairman of the Issuer and Mr. Seemab has resigned as President and Interim Chief Executive Officer of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The information set forth in the Cover Pages and Item 4 of this Amendment No. 11 is incorporated herein by reference."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The information set forth in the Cover Pages and Item 4 of this Amendment No. 11 is incorporated herein by reference."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The disclosure set forth in Item 4 of this Amendment No. 11 is incorporated herein by reference."

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (11/11/2026)
- Mithaq Global: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (11/11/2026)
- Mithaq Capital: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (11/11/2026)
- Turki Saleh A. Alrajhi: Turki Saleh A. Alrajhi, Turki Saleh A. Alrajhi (11/11/2026)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (11/11/2026)
- SNOWBALL COMPOUNDING LTD.: Turki Saleh A. AlRajhi, Turki Saleh A. Alrajhi/Director of Mithaq Capital SPC, the sole stockholder of Snowball Compounding Ltd. (11/11/2026)